WILLIAM A. SANKBEIL

ROBERT R. NIX II

MONTE D. JAHNKE

ROBERT A. MARSAC

PATRICK McLAIN

CURTIS J. DEROO

MICHAEL D. GIBSON

DANIEL G. BEYER

JAMES R. CASE

GEORGE J. CHRISTOPOULOS

STEPHEN D. McGRAW

KURT R. VILDERS

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THOMAS R. WILLIAMS

EDWARD C. CUTLIP, JR.

MARK M. CUNNINGHAM

MARK J. STASA

JOANNE GEHA SWANSON

ROBERT E. FORREST

ROBERT J. PINEAU

JEFFREY A. BRANTLEY

PATRICK J. HADDAD

RICHARD C. BUSLEPP

ERIC I. LARK

LISA A. ROBINSON

JAMES E. DeLINE

DANIEL J. SCHULTE

MICHAEL D. CARROLL

KERR, RUSSELL AND WEBER, PLC

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ESTABLISHED 1874

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OF COUNSEL

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March 31, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0305

Attention:        Linda Cvrkel

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.
Form 10-K for the year ended April 30, 2005
File No. 000-49629

Dear Ms. Cvrkel:

On behalf of our client Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”), we are responding to a letter dated March 1, 2006 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of the Staff’s comments in bold, italicized type.

Annual Report on Form 10-K for the year ended April 30, 2005

Notes to Consolidated Financial Statements, page F-8

Note 4. Acquisition of Starcraft Corporation, page F-19

1.	Staff Comment: We note your response to our prior comment #2. You state you did not recognize a GM customer relationship intangible apart from goodwill because it was essential to the survival of Starcraft and represented “core goodwill,” the relationship was not separable, its term was indefinite like goodwill and its value was difficult to measure, and you already had a relationship with GM as a strategic partner. With regard to the GM relationship being essential to the survival of Starcraft, EITF Topic D-108 discusses the assertion that certain intangible assets

KERR, RUSSELL AND WEBER, PLC

Securities and Exchange Commission

Attn: Linda Cvrkel

March 31, 2006

cannot be separately and directly valued because the nature of the particular assets makes it fundamentally indistinguishable from goodwill (examples included cellular/spectrum licenses and cable franchise agreements). Similar to your belief that the GM relationship is essential to the survival of Starcraft, the assets discussed in D-108 are essential to the respective businesses acquired. The SEC staff, however, required registrants to separately record these assets at their fair values as determined by use of the direct method. Because Starcraft’s customer relationship with GM arose through contracts, such as purchase or sales orders, the customer relationship is due to contractual rights, and therefore, meets the contractual-legal criterion for recognition as an intangible separately from goodwill. With regard to difficulty in measuring the value of customer-related assets, D-108 states the SEC staff’s view that valuation difficulty does not provide relief from the requirements in paragraphs 37(e) and 39 of SFAS 141 to separately recognize intangible assets at fair value apart form goodwill. As referenced in our prior comment, SFAS 141 requires a marketplace participant view when valuing acquired assets. Therefore, your existing prior relationship with GM is not relevant to the application of SFAS 141 to this acquisition. Please rigorously reassess your recognition and measurement of all definite-lived customer relationship intangibles acquired in the acquisition of Starcraft. It appears such amounts should be significant to the total purchase price. As mentioned in your response, Starcraft’s relationship with GM began over ten years ago, Starcraft had never lost GM as a customer and has a zero percent attrition rate for its second stage assembly operations, and you had no indications that GM would end its relationship with Starcraft at any point in foreseeable future. Refer to EITF Topic D-108 and EITF 02-17 for further guidance.

Company Response: As a follow-up to the Company’s March 14, 2006 letter and in response to the comments in your letter of March 1, 2006, the Company has reevaluated and revised its separate and direct value of the intangible asset arising from existing contracts and the related GM customer relationship. The Company revised the value of the existing contracts and related customer relationship at fair value apart from goodwill using a direct value methodology involving future expected cash flows from this relationship. The previously recorded intangible of $3.1 million was based on a 60-day backlog and the continuation and renewal of these programs throughout the duration of the platform life, or 19 months. The revised value of the customer relationship contemplates the renewal of existing contracts and other revenue streams beyond the previously estimated 19-month period, new model year programs, a terminal value, and other competitive and economic considerations as viewed by a marketplace participant. The revised value of the customer contracts and related customer relationship is $54.1 million and represents a change in estimate to the initial purchase price allocation. The Company has disclosed in its interim 10-Q filings that “in determining the fair value of the assets acquired and liabilities assumed, we considered the evaluations of independent appraisers and other estimates.

KERR, RUSSELL AND WEBER, PLC

Securities and Exchange Commission

Attn: Linda Cvrkel

March 31, 2006

These estimates may change before the final allocation is recorded later in fiscal 2006.” Accordingly, and in consideration of your comments, we have revised our preliminary purchase price allocation as follows:

Balance (in millions)	Preliminary Estimate	April 30, 2006
Goodwill	138.0	87.0
Contracts and Customer Relationship	3.1	54.1

The Company will record and disclose the final allocation in the April 30, 2006 balance sheet in the Company’s Annual Report on Form 10-K as of April 30, 2006.

The useful life of the customer relationship as of the date of acquisition is estimated to be 30 years based on economic and competitive factors. In determining useful life, the Company additionally reviewed precedent transactions within our industry and considered factors that indicated to the Company that this customer relationship extends beyond a foreseeable horizon. The unamortized balance of the intangible as of February 1, 2006 will be amortized over the remaining estimated useful life of 29 years prospectively on a straight-line basis. The change in estimate will be disclosed in the notes to the consolidated financial statements in the Company’s Annual Report on Form 10-K as of April 30, 2006. The quarterly amortization expense previously recorded, based on the $3.1 million intangible, was $483,000. The quarterly amortization expense using the remaining useful life of 29 years for the $54.1 million intangible is $450,000.

*    *    *

We trust that you will find this letter responsive to the Staff’s comments. If you have any further questions or comments, please contact the undersigned at (313) 961-0200.

Very truly yours,

KERR, RUSSELL AND WEBER, PLC

/s/ Patrick J. Haddad
Patrick J. Haddad

PJH/cad

cc:	Alan P. Niedzwiecki (w/encl.) William B. Olson (w/encl.)